Mail Stop 4561

July 13, 2006

VIA USMAIL and FAX (650) 343-7438

Mr. Brian Peay
Chief Financial Officer
Glenborough Realty Trust Incorporated
400 South El Camino Real, Suite 1100
San Mateo, California 94402-1708

      Re: **Glenborough Realty Trust Incorporated**
                 Form 10-K for the year ended 12/31/2005
                 Filed 3/30/2006
                 File No. 001-14162

Dear Mr. Brian Peay:

      We have reviewed your response letter dated June 30, 2006 and have the following additional comment. Where indicated, we think you should revise your documents in response to this comment.   If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Provide to us the information requested if indicated and please be as detailed as necessary in your explanation.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2005

Financial Statements and Notes

Consolidated Statements of Income, page 47

1.   We have read your response to comment 3.   Paragraph 37 of SFAS 144 does not appear to justify the reversal of an impairment charge, but rather allows gain recognition up to previously recorded impairment losses for assets held for sale.   Because the amount you reversed does not exceed the impairment charge, we believe you should reflect this amount as a gain instead of as a reversal of impairment.   In future filings, please classify this amount as a gain instead of a reversal of impairment.

* * * *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Wilson K. Lee, at (202) 551-3468 or me, at (202) 551-3438 if you have questions.

Sincerely,

Robert Telewicz
Senior Staff Accountant